28 November 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 144,100 Reed Elsevier PLC ordinary shares at a price of 1109.1457p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 134,414,435 ordinary shares in treasury, and has 1,135,876,850 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 34,967,601 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 83,400 Reed Elsevier NV ordinary shares at a price of €19.6963 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 81,134,244 ordinary shares in treasury, and has 655,853,702 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 20,239,051 shares.